News Release	AMEX, TSX Symbol: NG

Infill Drill Campaign at Donlin Creek Joint Venture Confirms High Grade Continuity 16 August 2005 - Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

  27,000 meter (88,000 ft) drill program targeted to upgrade inferred gold resources to measured and indicated gold resources, as well as geotechnical and condemnation drilling
  Results confirm geologic model and grades with expanded mineralization
  Initial drill highlights from first 19 drill holes include:
    DC05-1013 with 5 mineralized intervals totaling 161 meters grading 6.24 g/t Au including 29 meters grading 12.8 g/t Au
    DC05-1053 with 5 mineralized intervals totaling 114 meters grading 5.96 g/t Au including 44 meters grading 7.5 g/t Au
    DC05-1061 with 12 mineralized intervals totaling 227 meters grading 4.50 g/t Au including 22 meters grading 8.6 g/t Au
    DC05-1062 with 6 mineralized intervals totaling 134 meters grading 5.33 g/t Au
  Donlin Creek 2005 budget increased from US$11 to US$13 million for Pre-Feasibility engineering, design work and environmental baseline data collection

2005 Donlin Creek Infill and Condemnation Drilling Program Update

The NovaGold/Placer Dome Donlin Creek Joint Venture continues to advance the Donlin Creek gold project towards a feasibility and permitting decision. The 2005 Donlin Creek work program has three key components: a 27,000 meter (88,000 foot) drill program with 84 infill, geotechnical and condemnation core holes and 25 condemnation/geotechnical reverse circulation holes; detailed engineering and design studies; and preparation of baseline and environmental assessment data for submission of permitting documents.

Assay results from the first 19 drill holes from the program have been received. A primary focus of the infill drill program has been to increase the 11.0 million ounce measured and indicated gold resource by upgrading a portion of the existing 14.3 million ounce gold inferred resource. The current drill program and sampling protocol were completed with oversight by qualified person Robert Pease, General Manager, Canada Exploration and Global Major Projects for Placer Dome. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at Chemex Labs in Vancouver, B.C., Canada.

Final assay results, primarily within the Acma deposit, are presented in Table 1 below. Of particular note are drill holes DC05-1013 which intersected 5 mineralized intervals totaling 160.6 meters grading 6.24 g/t Au, DC05-1061 which intersected 12 mineralized intervals totaling 226.9 meters grading 4.50 g/t Au and DC05-1062 which intersected 6 mineralized intervals totaling 134.3 meters grading 5.33 g/t Au. Additionally, drill holes DC05-1061 bottomed in 54.1 meters grading 5.12 g/t Au and DC05-1062 bottomed in 77.3 meters grading 5.24 g/t Au. High-grade mineralization remains open laterally and at depth in the Acma deposit. True widths cannot be determined with the information and data currently available.

In addition to the infill results, new mineralization has been encountered in areas of rotary condemnation drilling along the east side of the current drill limits in an area known as the Far East zone located 4 kilometers east of the Acma deposit. DR05-996 encountered 4.6 meters grading 18.07 g/t Au and DR05-998 cut 2 mineralized intervals totaling 21.3 meters grading 3.71 g/t Au.

Highlights from ongoing engineering studies include: completion of geotechnical and condemnation drilling, installation of wind monitoring instruments, and additional metallurgical test work.

Results of exploration for a local source of calcium carbonate are encouraging with significant material identified just to the east of the proposed pit. Definition of a nearby source of calcium carbonate would reduce shipping and handling costs. Test work is underway to determine the suitability of this material for use in processing.

Environmental baseline work has been on-going with additional habitat, fisheries and waste characterization studies along with continued water quality studies in preparation for formal permit applications.

About the Donlin Creek Project

The Donlin Creek property contains a measured and indicated resource estimated at 11 million ounces of gold, and an inferred mineral resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to 70% interest) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a positive construction decision on or before November 2007.

The measured, indicated and inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold. Dr. Harry Parker, P.Geo of AMEC and Marc Jutras, Senior Geostatistician, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President, Corporate Communications & Strategic Development E-mail: Don.MacDonald@NovaGold.net	Don MacDonald, CA, Senior Vice President & CFO E-mail: Greg.Johnson@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Table 1. Summary of Significant Composited Intervals – 2005 Donlin Creek Infill Drilling (Higher Grade Intervals >4.0 g/t Highlighted in Bold)

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
DC05-1013	38.0	52.5	14.5	3.70
	61.3	116.0	54.7	3.23
	190.4	233.3	43.0	5.66
	277.0	306.0	29.0	12.81
	354.0	373.4	19.4	8.05
Total			160.6	6.24
DC05-1015	87.2	95.0	7.8	3.08
	99.0	109.0	10.0	2.26
	113.0	121.9	8.9	1.40
	168.0	190.3	22.3	7.81
	200.9	212.0	11.1	3.06
	261.5	274.0	12.5	2.11
Total			72.6	4.04
DC05-1016*	105.8	144.0	38.2	4.06
	172.0	191.1	19.1	1.89
Total			57.3	3.34
DC05-1021	8.6	26.0	17.4	2.27
	32.0	50.0	18.0	1.39
	54.0	65.0	11.0	4.39
	142.4	147.2	4.8	2.23
	295.0	307.0	12.0	1.31
	337.0	341.5	4.5	9.82
Total			67.7	2.71
DC05-1022*	7.3	16.0	8.7	5.75
	36.0	44.0	8.0	4.00
	78.0	86.0	8.0	1.30
	114.0	116.8	2.8	6.55
	140.0	189.9	49.9	3.52
	214.0	236.0	22.0	4.77
	242.0	260.0	18.0	2.69
	274.0	280.0	6.0	2.60
	290.0	304.0	14.0	4.32
	314.0	320.7	6.7	2.85
Total			144.1	3.71
DC05-1025	9.0	17.8	8.8	2.56
	48.2	64.8	16.6	2.52
	79.0	99.0	20.2	5.48
	136.6	143.1	6.5	2.09
Total			52.1	3.62
DC05-1027	72.6	87.0	14.4	2.19
	124.0	140.0	16.0	2.25
	159.9	211.0	51.1	2.71
	225.0	237.4	12.4	4.69
Total			93.9	2.81
DC05-1031	109.0	129.6	20.6	2.37
	140.4	144.0	3.7	4.03
	190.0	204.0	14.0	4.42
	212.0	216.4	4.4	2.47
	223.6	237.3	13.7	17.96
	276.0	282.0	6.0	6.62
Total			62.4	6.77

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
DC05-1052	12.6	29.4	16.8	2.75
	122.0	131.0	9.0	4.80
	175.0	183.0	8.0	7.12
	218.0	292.0	74.0	2.31
	298.0	312.0	14.0	3.05
	328.0	340.0	12.0	3.04
	352.0	359.7	7.7	13.43
	364.0	380.0	16.0	4.88
	398.0	418.0	20.0	3.54
	444.0	450.0	6.0	5.59
Total			183.5	3.72
DC05-1053	122.0	132.0	10.0	1.92
	202.2	210.0	7.8	10.69
	216.0	260.0	44.0	7.54
	288.0	320.3	32.3	4.44
	340.0	360.0	20.0	5.10
Total			114.1	5.96
DC05-1054	166.0	220.0	54.0	4.75
	266.0	362.0	96.0	4.45
Total			150.0	4.56
DC05-1055	214.0	226.9	12.9	1.82
	239.8	256.0	16.2	3.00
	272.4	295.2	22.8	3.70
	305.5	312.0	6.6	5.12
	324.0	328.0	4.0	3.10
	334.0	336.2	2.2	16.75
Total			64.7	3.70
DC05-1056	144.0	154.0	10.0	2.99
	161.1	167.1	6.0	3.71
Total			16.0	3.26
DC05-1057	206.0	230.0	24.0	4.20
	256.2	377.0	120.8	4.22
	393.0	399.0	6.0	2.78
Total			150.8	4.16
DC05-1058	6.0	12.0	6.0	2.74
	20.0	81.6	61.6	4.61
	86.0	110.0	24.0	1.75
	131.2	138.1	6.8	3.72
	146.0	160.0	14.0	3.98
Total			112.4	3.77
DC05-1059	283.0	289.0	6.0	3.04
	299.9	307.0	7.1	5.59
	328.0	340.0	12.0	2.35
	367.0	373.0	6.0	2.33
	415.0	418.0	3.0	12.95
Total			34.1	4.08
DC05-1060*	48.4	60.0	11.6	1.39
	74.0	86.6	12.6	4.89
	94.0	101.0	7.0	1.51
	108.2	122.0	13.8	2.75
	141.0	160.0	19.0	3.02
	166.0	188.0	22.0	3.18
	196.0	202.0	6.0	2.32
	313.0	339.9	26.9	4.47
Total			118.9	3.26

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
DC05-1061*	2.3	14.4	12.1	1.92
	141.2	182.0	40.8	2.32
	216.0	234.0	18.0	4.15
	244.0	260.0	16.0	2.35
	264.9	278.9	14.0	6.66
	292.0	294.7	2.7	8.61
	328.0	330.0	2.0	11.3
	362.0	380.0	18.0	2.23
	416.0	438.0	22.0	8.58
	444.0	464.0	20.0	6.55
	476.8	484.0	7.2	1.92
	490.0	544.1	54.1	5.12
Total			226.9	4.50
DC05-1062*	3.4	26.0	22.7	5.65
	64.0	78.0	14.0	1.14
	84.7	96.0	11.3	11.58
	124.0	130.0	6.0	3.55
	209.0	212.0	3.0	4.86
	241.8	319.1	77.3	5.24
Total			134.3	5.33

*	Denote drill holes ending in mineralization.
All significant interval use a 1 g/t Au cutoff with up to 2 continuous internal waste samples and a minimum 10 gram meter final composite